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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2014

SANTANDER UK PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive offices)	ABBEY NATIONAL TREASURY SERVICES PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .. . . .X. . . . Form 40-F . . . . . . . .

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes .. . . . . . . No . . .X. . . .

        THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-190509 AND 333-190509-01) OF SANTANDER UK PLC AND ABBEY NATIONAL TREASURY SERVICES PLC.

        Santander UK plc and Abbey National Treasury Services plc hereby incorporate by reference the following exhibits to this report on Form 6-K into their Registration Statement on Form F-3 (File Nos. 333-190509 and 333-190509-01) (the "Registration Statement"), which exhibits supersede and replace Exhibits 15.1 to Santander UK plc's and Abbey National Treasury Services plc's Annual Reports on Form 20-F for the year ended 31 December 2013 as previously incorporated by reference in the Registration Statement.

Exhibit No.	Description of Document
23.3	Consent of Deloitte LLP (Santander UK plc).
23.4	Consent of Deloitte LLP (Abbey National Treasury Services plc).

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC and ABBEY NATIONAL TREASURY SERVICES PLC (Registrants)
Dated: 10 March 2014	By:	/s/ JESSICA PETRIE (Authorized Signatory for and on behalf of Santander UK plc and Abbey National Treasury Services plc)

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Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
SIGNATURES